Exhibit 99.1

Fresh2 Group Ltd. Completes Acquisition of SpeedIn INC, a Delivery Service Provider

NEW YORK, July 28, 2023 /PRNewswire/ -- Fresh2 Group Ltd., formerly AnPac Bio-Medical Science Co., Ltd. (NASDAQ: FRES) (“Fresh2,” the “Company” or “we”), a company with operations in the United States and China focused on the business-to-business e-commerce and supply chain sectors for the restaurant supply and food industry and on early cancer screening and detection, today announced the completion of the acquisition of SpeedIn INC (“SpeedIn”), a delivery service provider by our recently acquired 51% owned subsidiary, Roxe Holding Inc. The Company aims to improve its delivery coverage, speed, accuracy and overall customer satisfaction by integrating SpeedIn’s specialized logistics solutions with our e-business activity. The acquisition is expected to enhance the Company’s scale and scope to continue to drive growth in the increasingly dynamic and competitive business-to-business e-commerce and supply chain sectors for the restaurant supply and food industry.

Mr. Haohan Xu, the CEO of Fresh2 Group Ltd., commented “We are excited to welcome SpeedIn as part of our company. We expect to integrate SpeedIn’s efficient and reliable logistics solutions into our operations to streamline our supply chain services, improve efficiency and add last-mile delivery to our portfolio of services. We firmly believe the integration of SpeedIn’s specialized logistics solutions will enable us to enhance our distribution network, paving the way for future business development and growth.”

About SpeedIn INC

SpeedIn INC is a delivery service provider, specializing in providing efficient and reliable last-mile logistics solutions for businesses and individuals. With its extensive network, we ensure seamless transportation of goods, parcels, and documents, offering a hassle-free experience for our clients.

About Fresh2 Group Limited

Fresh2 Group Limited is engaged in the business-to-business e-commerce and supply chain sectors. Committed to helping restaurants lower procurement costs and improve efficiency, Fresh2 utilizes an advanced supply chain management system. By applying strategic digital technologies and innovative business models, Fresh2 is driving the online transformation of the restaurant supply industry. Fresh2 aims to refine restaurant operations, adding significant value to the food industry, and building a global network of restaurateurs in the digital age. The Company is also focused on early cancer screening and detection, and performs a suite of cancer screening and detection tests, including CDA (Cancer Differentiation Analysis), bio-chemical, immunological, and genomics tests. For more information, please visit: https://fresh2.co/investors.

For investor and media inquiries, please contact:

Ascent Investor Relations LLC
Tina Xiao
Phone: +1-917-609-0333 (U.S.)
Email: tina.xiao@ascent-ir.com

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are made under the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and are relating to the Company’s future financial and operating performance. The Company has attempted to identify forward-looking statements by terminologies including “believes,” “estimates,” “anticipates,” “expects,” “plans,” “projects,” “intends,” “potential,” “target,” “aim,” “predict,” “outlook,” “seek,” “goal” “objective,” “assume,” “contemplate,” “continue,” “positioned,” “forecast,” “likely,” “may,” “could,” “might,” “will,” “should,” “approximately” or other words that convey uncertainty of future events or outcomes to identify these forward-looking statements. These statements are based on current expectations, assumptions and uncertainties involving judgments about, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. These statements also involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results to be materially different from those expressed or implied by any forward-looking statement. Known and unknown risks, uncertainties and other factors include, but are not limited to, our ability to comply with Nasdaq Listing Rules including maintaining our listing on the Nasdaq Capital Market, the implementation of our business model and growth strategies; trends and competition in the cancer screening and detection market; our expectations regarding demand for and market acceptance of our cancer screening and detection tests and our ability to expand our customer base; our ability to obtain and maintain intellectual property protections for our CDA technology and our continued research and development to keep pace with technology developments; our ability to obtain and maintain regulatory approvals from the NMPA, the FDA and the relevant U.S. states and have our laboratories certified or accredited by authorities including the CLIA; our future business development, financial condition and results of operations and our ability to obtain financing cost-effectively; potential changes of government regulations; general economic and business conditions in China and elsewhere; our ability to hire and maintain key personnel; our relationship with our major business partners and customers; and the duration of the coronavirus outbreaks and their potential adverse impact on the economic conditions and financial markets and our business and financial performance, such as resulting from reduced commercial activities due to quarantines and travel restrictions instituted by China, the U.S. and many other countries around the world to contain the spread of the virus. A number of these risks along with additional discussion of forward-looking statements, are set forth in the Company’s Annual Report on Form 20-F and other reports filed with the Securities and Exchange Commission. In addition, there is uncertainty about the spread of the COVID19 virus and the impact it will have on the Company’s operations, global supply chains and economic activity in general. Because of these and other risks, uncertainties and assumptions, undue reliance should not be placed on these forward-looking statements. In addition, these statements speak only as of the date of this press release and, except as may be required by law, the Company undertakes no obligation to revise or update publicly any forward-looking statements for any reason.